Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months
	Ended		Years Ended March 31,
	September, 2003	2003	2002	2001	2000	1999

Earnings from continuing operations
before income tax provision	$ 191,958	$ 306,856	$ 251,144	$ 266,467	$ 250,391	$ 154,151
Fixed Charges:
Interest Expense	31,547	85,997	125,342	175,390	131,534	92,910
Portion of rental expense
representative of interest factor(1)	11,235	22,469	23,341	22,315	17,312	14,457

Earnings available for fixed charges	$ 234,740	$ 415,322	$ 399,827	$ 464,172	$ 399,237	$ 261,518

Fixed Charges:
Interest Expense	$ 31,547	$ 85,997	$ 125,342	$ 175,390	$ 131,534	$ 92,910
Portion of rental expense
representative of interest factor(1)	11,235	22,469	23,341	22,315	17,312	14,457

Total Fixed Charges	$ 42,782	$ 108,466	$ 148,683	$ 197,705	$ 148,846	$ 107,367

Consolidated ratio of earnings
to fixed charges	5.5	3.8	2.7	2.3	2.7	2.4

(1) The portion of rental expense representative of interest factor is calculated as one third of the total Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses